Exhibit 23-1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors of Select Comfort Corporation:

We consent to incorporation by reference in the Registration Statement (No. 333-85914) on Form S-8 of Select Comfort Corporation, of our report dated June 23, 2003, relating to the statement of net assets available for benefits of Select Comfort Profit Sharing and 401(k) Plan as of December 31, 2002, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 31, 2002, which report appears in the annual report on Form 11-K of Select Comfort Corporation for the Select Comfort Corporation Profit Sharing and 401(k) Plan for the year ended December 31, 2002.

/s/ KPMG LLP

Minneapolis, Minnesota
June 27, 2003